1. Name and Address of Reporting Person
   DE LANEY, ELIZABETH E.
   1455 VALLEY ROAD
   WAYNE, NJ 07470-
2. Date of Event Requiring Statement (Month/Day/Year)
   04/09/2003
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   VALLEY NATIONAL BANCORP (VLY)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   SENIOR VICE PRESIDENT
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                2651                   D
Common Stock                                70                     I                Spouse - IRA
Common Stock -- (401K Plan)                 505                    D

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Option             10/27/1998 10/27/2007 Common Stock            904       $17.42     D
Stock Option             10/23/1999 10/23/2008 Common Stock            1448      $18.79     D
Stock Option             11/12/2000 11/12/2009 Common Stock            2756      $19.54     D
Stock Option             11/15/2001 11/15/2010 Common Stock            2625      $21.81     D
Stock Option             11/07/2002 11/07/2011 Common Stock            2500      $24.55     D
Stock Option             11/18/2003 11/18/2012 Common Stock            2250      $26.33     D

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ ELIZABETH E. DE LANEY

DATE
04/15/2003